July 11, 2007

Mr. William Choi

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:	Arden Group, Inc.
Form 10-K for the Fiscal Year
Ended December 30, 2006
Filed March 13, 2007
File No. 0-09904

Dear Mr. Choi:

I am in receipt of your letter dated July 5, 2007 requesting a written response to your comments.

Due to the fact that I was out of town on vacation when the letter arrived and the letter was not opened until my return on July 10, 2007, Arden Group, Inc. will provide you with a response to the letter on or before July 31, 2007.

Very truly yours,

Bernard Briskin,

Chief Executive Officer

BB:gl

cc:          Yong Kim